Mail Stop 4561

December 5, 2006

Mr. James W. Kleifges
Vice President and Chief Financial Officer
Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL 60523

      Re: **Inland Retail Real Estate Trust, Inc.**
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 8, 2006
                File No. 0-30413

Dear Mr. Kleifges:

      We have completed our review of the above referenced filing and have no further comments at this time.

           Sincerely,

           Linda van Doorn
           Senior Assistant Chief Accountant